November 6, 2008

Michael McTiernan
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:
AirShares™ EU Carbon Allowances Fund (the "Company")
Pre-Effective Amendment No. 5 to the Registration Statement on Form S-1
Registration No. 333-145448
Filed November 6, 2008

Dear Mr. McTiernan:

        We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, at 3:00 p.m. on Friday, November 7, 2008, or as soon thereafter as reasonably practicable.

        We hereby acknowledge that:

  1.
  should the Securities and Exchange Commission (the "Commission"), or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with regard to the filing;

  2.
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

  3.
  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
AIRSHARES™ EU CARBON ALLOWANCES FUND
By:	XShares Advisors, LLC
By:	/s/ DAVID W. JAFFIN David W. Jaffin Chief Financial Officer